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July 12, 2016

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BParris@mofo.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Cecilia Blye
Chief
Office of Global Security Risk

Re:    ICU Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-34634

Dear Ms. Blye:
On behalf of our client, ICU Medical, Inc. (“ICU” or the “Company”), this letter responds to your letter, dated June 27, 2016 (the “Comment Letter”), regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2015 (the “10-K”) submitted on February 26, 2016. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

1.
You refer on page 7 of the 10-K to sales and support personnel serving Africa and the Middle East, regions that include Sudan and Syria. You state on pages 3 and 12 of the 10-K that sales to Pfizer accounted for 36% of your revenues for the year ended December 31, 2015. We are aware of a 2015 article stating that Pfizer provided exclusive funding for a program that engaged in lobbying and advocacy in Sudan and worked with the government of Sudan. We note also that Pfizer disclosed in its 10-K for fiscal 2013 that during that year it sold medical products for use in Syria, and Pfizer filed as an exhibit to its 10-K for fiscal 2015 a Global

MORRISON ¦ FOERSTER

Ms. Cecilia Blye
Securities and Exchange Commission
Page Two

Performance Plan which appears to describe the compensation calculation for employees’ performance related to Sudan and Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. You should describe any products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We have been advised that neither ICU nor any of its subsidiaries is aware of having any past, current or anticipated direct contacts with Sudan or Syria. ICU has twelve employees and three sales agents located in South Africa; it has no employees or physical assets located in the Middle East. Neither ICU nor any of its subsidiaries has directly provided to Sudan or Syria any products, information or technology. Neither ICU nor any of its subsidiaries has had any agreements, arrangements, or contacts of any kind with the governments of Sudan or Syria, or with any entities known to be controlled by either of those governments.
In addition, we have been advised that neither ICU nor any of its subsidiaries is aware of any indirect contacts, current or anticipated, with Sudan or Syria. ICU sells its products to other medical device manufacturers, including Hospira, Inc. (“Hospira”), which Pfizer acquired in September 2015 and which now operates as a subsidiary of Pfizer. ICU does not currently, and has not historically, sold its products directly to Pfizer, other than an insignificant amount to a Pfizer entity in Spain and its sales to Hospira. ICU has not received any information from Pfizer, Hospira, the U.S. government or any other source indicating that any ICU products have been sold in or diverted to Sudan or Syria, whether by Hospira, Pfizer (either as its parent entity or prior to its acquisition of Hospira) or through any other channel.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associate revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiments evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

MORRISON ¦ FOERSTER

Ms. Cecilia Blye
Securities and Exchange Commission
Page Three

As described above, ICU is not aware of any direct or indirect past, current or anticipated contacts with Sudan or Syria, the governments thereof or any entities known to be controlled by those governments, and therefore is not aware of any such contacts that could be considered to be material in quantitative or qualitative terms.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call Brandon C. Parris at
(415) 268-6617.

Very truly yours,

/s/Brandon C. Parris
Brandon C. Parris

cc:    Scott E. Lamb, Chief Financial Officer, ICU Medical, Inc.